Jonathan D. Van Duren (314) 259-2297 jonathan.vanduren@bclplaw.com
March 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Attention: Ken Ellington

Re:  EIP Growth and Income Fund (File No. 811-21940)

Ladies and Gentlemen:

This letter provides the responses of EIP Growth and Income Fund (the “Fund”), a series of EIP Investment Trust, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the Fund’s October 31, 2020 annual report filed on Form N-CSR and Form N-CEN for the quarter ended October 31, 2018.

For your convenience, we have summarized each comment below, followed by the Fund’s response.

1.
Comment:  The Staff notes that the Fund had significant exposure to derivatives during its fiscal year ended October 31, 2020.  To the extent investments in derivatives materially affect Fund performance, please provide a discussion of this in the Management’s Discussion of Fund Performance section of the Fund’s annual reports.

Response:  To the extent the Fund’s performance is materially affected by its use of derivatives, the Fund will include a discussion of the effect of derivatives on Fund performance in future annual reports.

2.
Comment:  In the Investment Results section of its annual report, the Fund discloses its expense ratios as listed in its current prospectus.  In future annual reports, please include disclosure in this section that refers readers to the Fund’s Financial Highlights included in the annual report for more recent expense ratio information.

Response: The Fund will include this disclosure in future annual reports.

3.
Comment:  Please confirm that the Trust is complying with section 851(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), which states that not more than 25% of the value of a regulated investment company’s total assets may be invested in the securities of one or more qualified publicly traded partnerships.  The Staff notes that the Fund’s most recent annual report includes a graph indicating that the Fund invested approximately 31% of its total assets in master limited partnerships (“MLPs”) as of October 31, 2020.

Securities and Exchange Commission Page Two

Response: The Fund confirms that it is complying with section 851(b)(3) of the Code. The MLP portion of the graph noted by the Staff includes the Fund’s position in two partnerships that have elected to be taxed as “C” corporations for federal income tax purposes. Those positions are noted in footnote (a) to the Schedule of Investments. Consistent with the Code, these investments are excluded when calculating the 25% MLP percentage. When these two investments are excluded from the MLP category, the percentage of MLPs is below 25% of the value of the Fund’s total assets.

4.
Comment:  The Staff notes that the Fund’s Form N-CEN filed January 11, 2019, for the quarter ended October 31, 2018, includes an internal control report for the incorrect registrant.  Please file an amended Form N-CEN that includes the correct internal control report.

Response: The Fund has filed an amended Form N-CEN with the correct internal control report.

Should you have any questions, please do not hesitate to call me at (314) 259-2297.
Sincerely,
/s/ Jonathan D. Van Duren
Jonathan D. Van Duren